Exhibit 21

Subsidiaries of JMP Group LLC

Name	Jurisdiction of Incorporation or Organization
JMP Group Inc.	Delaware
JMP Investment Holdings LLC	Delaware
JMP Holding LLC	Delaware
JMP Securities LLC	Delaware
Harvest Capital Strategies LLC	Delaware
JMP Capital LLC	Delaware
JMP Credit Corporation	Delaware
JMP Credit Advisors LLC	Delaware
HCAP Advisors LLC	Delaware
JMP Asset Management LLC	Delaware
JMP Asset Management Inc.	Delaware
JMP Realty Trust Inc.	Delaware